Exhibit 99.3

Randgold & Exploration Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1992/005642/06)

Share code: RNG ISIN: ZAE000008819 (Suspended)

NASDAQ trading symbol: RANGY (Delisted)

ADR ticker symbol: RNG

(“Randgold” or “the Company”)

NOTICE OF GENERAL MEETING

TO BE HELD ON 30 JUNE 2006 AT 15H00

AND CAUTIONARY ANNOUNCEMENT

CORPORATE INFORMATION

Directors

D M Nurek (Independent Non-Executive Chairman)

P H Gray (Chief Executive Officer)

M B Madumise (Independent Non-Executive)

A C Nissen (Independent Non-Executive)

Registered Office

13th Floor

28 Harrison Street

Johannesburg, 2001

(PO Box 11165, Johannesburg, 2000)

R P Pearcey

Company Secretary

Tel: +27 11 688 5100

Fax: +27 11 492 1070

E-mail: rpearcey@jci.co.za

Office of the South African Transfer Secretaries:

Computershare Investor Services 2004 (Pty) Limited

70 Marshall Street

Johannesburg, 2001

(PO Box 61051, Marshalltown, 2107)

Tel: + 27 11 370 5000

Fax: + 27 11 688 7721/2

United States Depositary:

American Depositary Receipts

The Bank of New York

Shareholder Relations Department

101 Barclays Street

New York NY 10286

Tel: + 91 212 815 8223

Fax: + 91 212 571 3050

www.adrbny.com

Shareholder Relations:

Toll Free Number: (US or Canada only)

1-888-269-2377 (1-888-BNY-ADRs)

International callers:

Tel: +91 212 815 3700

Sponsor

Sasfin Capital

(A division of Sasfin Bank Limited)

Sasfin Place

13 – 15 Scott Street

Waverley, 2090

Investor relations

For further information contact Brian Gibson

Tel: +27 11 880 1510

Fax: +27 11 880 3192

E-mail: gibson@icon.co.za

Office of the United Kingdom Registrars:

Capita Registrars

The Registry

34 Beckenham Road

Beckenham

Kent, BR3 4TU

Tel: + 944 (870) 162 3100

Fax: + 944 (20) 8639 2142

TABLE OF CONTENTS

Page

Corporate information Inside front cover

Forward-looking statement disclaimer	2
Notice of general meeting	3
Cautionary announcement	5
Notice of general meeting to shareholders	6
Appendix 1 Report to shareholders on the forensic investigation into the affairs of the Company	8
Annexure 1 Report to shareholders – Misappropriation of assets	15
Annexure 2 Report to shareholders – Incorrect statements and reporting	16
Annexure 2.1 Report to shareholders – Incorrect statements and reporting 2004	17
Annexure 2.2 Report to shareholders – Incorrect statements and reporting 2003	18
Appendix 2 Report to shareholders in respect of the Mediation Process	19
Form of proxy	Attached
Nomination form for appointment as a director of Randgold	Enclosed

FORWARD-LOOKING STATEMENT DISCLAIMER

Certain statements in this document, as well as oral statements that may be made by the Company’s officers, directors or employees acting on its behalf relating to such information, contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are “forward-looking statements.” This includes, without limitation, those statements concerning the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of the Company to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of or against the Company, including, without limitation, the pending liquidation proceeding; the Company’s ability to complete its forensic investigation and prepare audited financial statements; the time period for completing its forensic investigation and audited financial statements; and the ultimate impact on the Company’s previously released financial statements and results, assets and investments, including with respect to the Company’s investment in Randgold Resources Limited (“RRL”), business, operations, economic performance, financial condition, outlook and trading markets. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements.

Among other factors, these include the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred following the completion of the forensic investigation and any other investigations that may be commenced; the time periods ultimately determined to be affected thereby; the ability of the Company to successfully assert any claims it may have against other parties for fraud or misappropriation of Company assets and the solvency of any such parties; the ability of the Company to successfully defend any proceedings against the Company; the ability of the Company and its forensic investigators to obtain the necessary information with respect to the Company’s transactions, assets, investments, subsidiaries and associated entities to complete the forensic investigation and prepare audited financial statements and the ultimate outcome of such forensic investigation; the willingness and ability of the Company’s forensic investigators to issue any opinions with respect thereto; the ability of the Company to implement improved systems and to correct its late reporting; JSE Limited’s willingness to lift its suspension of the trading of the Company’s securities on that exchange; the Company’s ability to relist its securities on the Nasdaq National Market; changes in economic and market conditions; fluctuations in commodity process and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in regulatory environment and other government actions; business and operational risk management; other matters not yet known to the Company or not currently considered material by the Company; and the risks identified in Item 3 of the Company’s most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC. All forward-looking statements attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. The Company expressly disclaims any obligation to release publicly any update or revisions to any forwardlooking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

Randgold & Exploration Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1992/005642/06)

Share code: RNG ISIN: ZAE000008819 (Suspended)

NASDAQ trading symbol: RANGY (Delisted)

ADR ticker symbol: RNG

(“Randgold” or “the Company”)

NOTICE OF GENERAL MEETING

TO BE HELD ON 30 JUNE 2006 AT 15H00

AND CAUTIONARY ANNOUNCEMENT

INTRODUCTION

In August 2005, as a result, inter alia, of Randgold’s prior Board of Directors’ inability to account for Randgold’s investment in Randgold Resources Limited (“RRL”), the prior Board of Directors of Randgold (”the prior board”) was reconstituted with the consent of its major independent shareholder.

In order to investigate Randgold’s shareholding in RRL, the newly constituted board (“the new Board” or “the directors”) appointed Umbono Financial Advisory Services (Proprietary) Limited (”Umbono”) on 14 October 2005, to undertake a forensic investigation into the affairs of Randgold dating back to the 2002 financial year, when the prior board under the leadership of Brett Kebble had assumed executive responsibility for Randgold.

The initial forensic investigation indicated that material frauds and thefts had been perpetrated through the misappropriation of Randgold’s investments in listed shares or through the listing of new shares, issued in some instances for no value. In certain instances these new Randgold shares were then sold for cash, which was misappropriated.

The inability of Randgold’s prior board to account for its shareholding in RRL resulted in a delay in Randgold publishing audited financial results for the year ended 31 December 2004. This culminated in Randgold being suspended from JSE Limited (“JSE”) on 1 August 2005, and also led to the delisting of Randgold from the Nasdaq National Market on 21 September 2005.

KPMG Inc. (“KPMG”) were appointed as Randgold’s new auditors by the new board on 27 October 2005 following the resignation of Charles Orbach & Company on 5 September 2005, and withdrew their review opinion on the 31 December 2004 financial statements.

On 19 August 2005, Nedcor Securities (Proprietary) Limited (”Nedcor”), acting on behalf of SXR Uraniumone Inc (formerly The Afrikander Lease Limited) (“Aflease”) requisitioned the holding of a general meeting of Randgold’s shareholders in terms of Section 181 of the Companies Act, 1973; as amended (“the Act”), and Articles 44 and 45 of the Articles of Association (“the Articles”) of the Company. The directors called a general meeting on 11 November 2005 to respond to the questions raised by Nedcor. The meeting was postponed by agreement with Aflease when, on the basis of Umbono’s initial forensic report, it became clear that the directors would not be in a position to respond to the queries raised until the forensic investigations were complete. The directors are of the view, that the issues raised in terms of Section 181 of the Act, have been dealt with in the Umbono report to shareholders, which is included as Appendix 1, but will hold themselves ready to respond to any outstanding issues at the general meeting referred to below.

On 14 December 2005, the new board issued a statement indicating that a material misappropriation of the assets of Randgold had occurred and that the previously published audited financial statements for the year ended 31 December 2003 did not fairly reflect the affairs of Randgold.

On 31 March 2006, Randgold published provisional unaudited and unreviewed results for the two years ended 31 December 2005 and restated provisional results for the year ended 31 December 2003.

In the commentary to these results referred to above, and based on the findings of Umbono, the directors provided an overview of the affairs of Randgold under the prior board and detailed the steps that they had taken after the Board’s reconstitution, summarised as follows:

•

The audited financial statements of Randgold at 31 December 2003 incorrectly reflected the share Investment portfolio of Randgold, particularly in regard to Randgold’s shareholding in RRL, which no longer exists.

•

At 31 December 2003, fictitious shares purportedly acquired pursuant to the issue of Randgold shares in terms of the Phikoloso Mining (Proprietary) Limited transaction, were reflected as listed investments in the audited financial statements of Randgold. In fact, these shares were not acquired, and consequently earned no value.

•

Various scrip lending agreements had been entered into as a mechanism to conceal the misappropriation of RRL and DRD Gold Limited (formerly Durban Roodepoort Deep, Limited) shares, and the purporte acquisition of Western Areas Limited shares.

•	Randgold shares had been improperly issued on account of purported investments in Angola.

•

Randgold was pursuing the necessary civil actions against the perpetrators to recover misappropriated Randgold assets. Several court orders had been obtained placing various entities that had been involved either directly or indirectly, in the misappropriation of Randgold’s assets into liquidation.

•

The preliminary reports of Umbono indicated that Randgold had claims against various entities in the JCI Limited Group (“JCI” or “the JCI Group”) of companies amounting to approximately R720 million. (This claim has increased to approximately R1,1 billion subsequent to the year ended 31 December 2005, as a result of the sale by Societe Generale of 4 million RRL shares, held ostensibly for the benefit of JCI previously owned by Randgold).

•	The directors of both Randgold and JCI had resolved that an alternative dispute resolution mechanism was warranted.

•	Randgold undertook to pursue the necessary civil and criminal actions against the perpetrators to recover

Randgold’s misappropriated assets.

Shareholders are further advised that:

•

Umbono has prepared the attached report to shareholders (Appendix 1) which provides shareholders with a summary of the findings of the forensic investigation to date, including details of the assets which appear to have been misappropriated by some former directors of Randgold acting in concert with some former directors of JCI and executive officers of, inter alia,JCI, Consolidated Mining Management Services Limited (a subsidiary of JCI) and other parties.

•

KPMG is currently engaged in auditing the provisional unaudited and unreviewed results for the two years ended 31 December 2005 and the restated provisional results for the year ended 31 December 2003. It is anticipated that the audited results will become available in the third quarter of 2006.

•	The publication of an annual report and the convening of an Annual General Meeting will follow thereafter.

•	The lifting of Randgold’s suspension from JSE will be dependent on the publication of the audited financial statements and compliance with JSE Listings Requirements. Randgold is currently being guided by its sponsor and its Nasdaq legal advisors on the procedure involved to relist on JSE and exploring the possibility of relisting its securities on the Nasdaq National Market.

•

Randgold and JCI’s legal advisors have, collectively, drawn up a mediation agreement. A specialist panel of independent mediators has been appointed to adjudicate the claims of each company and make recommendations to Randgold and JCI in regard to the resolution thereof. Advocate Schalk Burger SC, Charles Nupen, and Professor Harvey Weiner have been appointed as the independent mediators to conduct the mediation process. Legal teams representing both Randgold and JCI are currently verifying the claims identified in Randgold’s provisional unaudited and unreviewed results of 31 December 2005 and shareholders are cautioned that the claims and counterclaims may vary somewhat from those published.

A meeting of Randgold’s shareholders will be held at which the mediators’ recommendations will be put to the shareholders. Should the shareholders of either Randgold or JCI not approve the mediators’ proposed recommendations or the mediation fail, Randgold and JCI will engage in formal arbitration in order to resolve their claims. A report on the mediation process is included as Appendix 2.

•

Umbono, in collaboration with the directors, have made all relevant documentation, running to many thousands of pages, available to the Directorate of Serious Offences at the National Prosecuting Authority (“the Scorpions”) and are also co-operating with the relevant regulatory and professional bodies. New information is continually surfacing and the investigation should be regarded as work-in-progress. Much of this information will form part of evidence to be presented in civil and criminal proceedings.

•

Randgold is opposing an application brought on 3 March 2006 by a minority grouping of shareholders (“the Applicants”) representing approximately 3,5% of Randgold’s issued share capital for the winding up of Randgold. The application is being spearheaded by Trinity Asset Management (Proprietary) Limited represented by Quinton George, on behalf of the Applicants. Randgold answered the application on 9 May 2006 and the applicants replied thereto on 7 June 2006. The directors are confident that the matter will be successfully opposed.

•

The financial director of Randgold, Mr Chris Lamprecht resigned from the Randgold board of directors and from the Company on 16 May 2006. The directors have resolved to appoint a Chief Financial Officer as soon as possible.

•	The Board has further resolved, to consider the appointment of additional non-executive directors to the oard of directors at the earliest opportunity, subject to Article 88 of the Company’s Articles.

Article 88 provides as follows:

“ Without prejudice to the powers of the Company in general meeting in pursuance of any of the provisions of these articles to appoint any person to be a director, the directors shall have power at any time and from time to time to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles. Any director so appointed shall hold office only until the next following

Annual General Meeting and shall then be eligible for re-election but shall not be taken into account in determining the directors who are to retire by rotation at such meeting.”

NOTICE OF GENERAL MEETING TO SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT a general meeting (“the meeting”) of the shareholders of the Company will be held in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg, on 30 June 2006, at 15h00 for the purposes of informing shareholders of the circumstances and events, insofar as they could be ascertained, which gave rise to:

1.	The suspension of the listing of the Company’s ordinary shares on JSE Limited on 1 August 2005.
2.	The delisting of the Company’s securities on the Nasdaq National Market on 21 September 2005.
3.	The restructuring of the board of directors of the Company on 24 August 2005.
4.	The resignation of Messrs Charles Orbach & Company as the auditors of the Company and the appointment of KPMG Inc.

5.	The forensic audit that was undertaken by Umbono Financial Advisory Services (Proprietary) Limited and

the preliminary findings of the investigation thus far.

6.	The recovery of Company assets from individuals and other entities.
7.	The terms of the mediation between Randgold and JCI Limited.

The meeting is being convened for the purpose of providing information to shareholders and to respond to any questions shareholders may wish to raise. Shareholders will not be asked to vote on any issue.

SHAREHOLDERS ARE FURTHER ADVISED THAT:

1.

Subject to the timeous completion of the audited financial statements of the Company for the two years ended 31 December 2005, the Annual General Meeting (“the AGM”) of the shareholders of the Company will be held in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg, on 28 September 2006, at 15h00. (A formal notice convening the AGM will be circulated to all shareholders together with the statutory audited financial statements in due course.)

2.	They are invited to submit nominations for the appointment of additional directors to Randgold’s board of directors to be determined at the AGM. The nominations will be handled as follows:

2.1	All nominations must be in writing and must be delivered to the Company Secretary on the form enclosed with this document as Appendix 3.

2.2	The form is to be duly completed and signed by both the proposed nominee and the person nominating the candidate.

2.3	A comprehensive curriculum vitae (including a list of directorships) and a certified copy of the identity document of the nominee must accompany the nomination.

2.4	All nominations are to be received by the Company Secretary by no later than 12h00 on 14 July 2006.

3.

Suitably qualified candidates nominated for the appointment to Randgold’s board of directors, will together with the current directors’, be submitted to the shareholders of the Company for consideration and approval at the forthcoming AGM. The appointment of the candidates will be decided by means of an ordinary shareholders resolution.

4.	Shareholders will be informed of the candidates who have been proposed for nomination and furnished with their resumes by way of the notice convening the AGM.

NOTE TO SHAREHOLDERS

Any shareholder who holds certificated ordinary shares in the Company or who holds dematerialised ordinary shares in the Company through a Central Securities Depository Participant (“CSDP”) or broker and has selected “own name” registration, may attend and speak at the meeting or may appoint any other person or persons (none of whom need be a member) as a proxy or proxies, to attend and speak at the meeting in such shareholder’s stead.

Duly completed forms of proxy should be forwarded to reach the Company’s South African Transfer Secretaries, or the United Kingdom Registrars by no later than 15h00 on 28 June 2006.

Should any shareholder who holds dematerialised ordinary shares in the Company and has not selected “own name” registration, wish to attend and speak at the meeting, such shareholder should timeously contact his CSDP or broker for the purposes of obtaining the necessary authority from such shareholder’s CSDP or broker to attend the meeting.

Holders of American Depository Receipts (‘ADR’s’) who wish to attend the meeting of 30 June 2006 in person, must contact the U.S. Depository to become registered owners of the ordinary shares corresponding to their ADR’s prior to 20 June 2006 by presenting their ADR’s to the U.S. Depository for cancellation and (upon compliance with the terms of the Depository Agreement, including payment of the U.S. Depository’s fees and any applicable taxes and governmental charges) delivery of the underlying ordinary shares represented thereby.

CAUTIONARY ANNOUNCEMENT

Shareholders are advised, that until such time as Randgold publishes audited annual financial statements for the two years ended 31 December 2005, and bearing in mind the ongoing forensic investigation, they should exercise caution when dealing in their Randgold shares (Over-the-Counter).

By order of the board

R P Pearcey

Company Secretary

Johannesburg

Tel: + 27 11 688 5100

Fax: + 27 11 492 1070

9 June 2006

Office of the United Kingdom Registrars: United States Depository:

Capita Registrars American Depository Receipts

The Registry The Bank of New York

34 Beckenham Road Shareholder Relations Department

Beckenham 101 Barclays Street

Kent, BR3 4TU New York NY 10286

Tel: + 944 (870) 162 3100 Tel: + 91 212 815 8223

Fax: + 944 (20) 8639 2142 Fax: + 91 212 571 3050

www.adrbny.com

Shareholder Relations:

Toll Free Number: (US or Canada only)

1-888-269-2377 (1-888-BNY-ADRs)

International callers:

Tel: +91 212 815 3700

Office of the South African Transfer Secretaries:

Computershare Investor Services 2004 (Pty) Limited

70 Marshall Street

Johannesburg, 2001

(PO Box 61051, Marshalltown, 2107)

Tel: + 27 11 370 5000

Fax: + 27 11 688 7721/2

APPENDIX 1

REPORT TO SHAREHOLDERS

ON THE FORENSIC INVESTIGATION INTO THE AFFAIRS OF THE COMPANY

1.	INTRODUCTION

The new Board of Directors appointed after the restructuring of the Board of Randgold & Exploration Company Limited (“RGE”) in September 2005, was concerned at the lack of clarity regarding the whereabouts of 26 624 962 Randgold Resources Limited (“RRL”) ordinary shares, on a post-split basis, owned by the Company that had been the subject of frequent enquiries by shareholders and the media.

The new Board therefore appointed Umbono Financial Advisory Services (Pty) Limited (“Umbono”) on 14 October 2005 to conduct an independent forensic investigation into the trade, dealings, affairs and property of RGE. Umbono was primarily tasked with investigating the so-called “missing” RRL shares and the Phikoloso Black Economic Empowerment (“BEE”) transaction.

During the investigation, numerous other irregularities and alleged frauds involving the disposal of a greater part of RGE’s assets were identified and investigated.

The forensic investigation indicates that material frauds were perpetrated by misappropriating investments in listed shares, or by listing new shares, issued for no value and then selling such shares and laundering the proceeds through a web of special purpose vehicles with trading and bank accounts.

It is alleged that misappropriated investments were concealed through a combination of improper scrip lending agreements, stockbroker confirmations and legal agreements.

The purpose of this report is to provide shareholders with a summary of the findings of the forensic investigation, including details of the assets misappropriated by some former directors of RGE acting in concert with some former directors of JCI Limited (“JCI”) and executive officers of RGE, JCI, Consolidated Mining Management Services Limited (“CMMS”) and other related parties.

The ambit of the conduct complained of is set out in Annexures 1 and 2.

2.	SUMMARY OF FORENSIC INVESTIGATION FINDINGS

2.1	Misappropriation of 3 000 000 DRDGold Limited (formerly Durban Roodepoort Deep, Limited

(“DRDGold”) shares and 952 481 RRL shares belonging to RGE

In April 2002, the then directors of Consolidated African Mines Limited (“CAM”), the forerunner to JCI, and of JCI Gold Limited (“JCI Gold”), announced CAMs intention to propose a scheme of arrangement between JCI Gold and its shareholders, other than CAM. In terms thereof, JCI Gold would become a wholly-owned subsidiary of CAM. It was also proposed that on implementation of the scheme, the listing of JCI Gold shares on the JSE would be terminated.

In terms of the scheme, CAM would acquire all of the scheme shares in return for which participants would receive:

•	a scheme consideration of 7 new CAM shares issued at R0,45 each, R4,00 in cash; and
•	4 CAM debentures of R1,25 each for every one JCI Gold share.

Scheme participants were given the option of electing the share alternative, being 9 new CAM shares issued at R0,45 each and credited as fully paid, instead of the cash component. In terms of the scheme, BNC Investments (Pty) Limited (“BNC”) and Investage 170 (Pty) Limited (“Investage”) undertook to lend CAM R155 million in order for CAM to meet its scheme obligations to minority shareholders. BNC and Investage were private companies under the control of R B Kebble R A R Kebble on the one hand and of C H D Cornwall on the other.

The scheme of arrangement was duly approved and an announcement to that effect was made on 27 June 2002. On 8 July 2002, CAM changed its name to JCI Limited (“JCI”).

In a circular to JCI shareholders dated 19 August 2002, shareholders were advised of a renounceable rights offer by JCI of 344 488 942 new ordinary shares of 1 cent each at an issue price of 45 cents per ordinary share in the ratio of 24,5 new ordinary shares for every 100 ordinary shares held in JCI at the close of business on 16 August 2002.

The purpose of the rights offer was communicated as follows:

“The proceeds of the rights offer will be used to repay the underwriting loans made by BNC and Investage to JCI amounting to R155 million in order to facilitate the implementation of the scheme of arrangement between JCI Gold and its shareholders. The lenders [BNC and Investage] have agreed to underwrite the rights offer and shall subscribe to all of the rights offer shares not taken up by the JCI shareholders. The lenders’ obligations to pay the subscription price in respect of the underwriters’ shares shall be set-off against JCI’s obligation to repay the underwriting loans.”

The “underwriting lenders”, effectively R A R Kebble, R B Kebble and C H D Cornwall were directors of JCI/CAM at the date of the abovementioned scheme of arrangement and rights offer. The forensic investigation demonstrates that some of the directors of BNC and Investage, acting in concert with each other and in their capacities as directors of JCI, raised funds of R155 million to meet their “underwriting loan” commitments, being R85 million and R70 million, respectively, by misappropriating 3 000 000 DRDGold shares and 952 481 RRL shares, both of which were the property of RGE.

The 952 481 RRL shares were disposed as follows:

•

800 000 RRL shares were sold through a trading account at a registered stockbroker, deriving proceeds of R54,1 million that were then deposited into a term deposit bank account in the name of Investage; and

•

152 481 RRL shares were sold through a carry trading account at the same stockbroker realizing R10,2 million – that was used to partially repay an overdraft account in the name of R A R Kebble, opened on behalf of CMMS, a subsidiary of JCI. This overdraft had been used to indirectly fund the underwriting loan.

On 15 July 2002, the proceeds from these misappropriated shares, namely R155 million was transferred by BNC and Investage to a JCI Gold scheme bank account. Loan agreements were entered into between CAM and Investage and BNC for R70 million and R85 million respectively. The proceeds from these loan accounts was to be used by CAM to distribute to scheme participants the cash component in terms of the JCI Gold scheme of arrangement.

Between 8 February 2002 and 25 February 2002, 3 000 000 DRDGold shares belonging to RGE were sold through several trading accounts held at two registered stockbrokers. The proceeds of these shares, being approximately R90 million, were laundered through a “myriad” of bank accounts and ultimately found their way into two term deposit accounts at Corpcapital Bank in the name of BNC and Investage.

In settlement of the ‘underwriting loans’, Investage and BNC received approximately 155,4 million and 188,8 million JCI shares, respectively – being approximately 1 share at 45 cents for every R1 lent.

On 25 July 2002, CHD Cornwall – while a director of JCI – ceded Investage’s 155,4 million JCI shares to Nedbank Limited to secure increased overdraft facilities. The bank duly took possession of the said JCI shares, which were then transferred into the name of the bank’s nominee company. Acting on Investage’s instructions, the bank commenced selling the JCI shares and by 30 January 2003, the bank had sold 75,2 million of the 155,4 million pledged JCI shares. On 15 July 2003 a further 40,2 million JCI shares were sold by the bank, leaving a balance of 40 million JCI shares as at 30 September 2003. On 4 December 2003

Investage passed a resolution authorising the bank to sell as many of the JCI shares as necessary to raise R30 million. R13 million was to be used to reduce Cornwall’s personal debt and R17 million to reduce the debt of his property company, Silver Terrace Investments (Pty) Limited. By 23 January 2004, all the JCI shares had been sold, the total proceeds of which were R101 million.

Of the 188,8 million JCI shares received by BNC:

•	132,4 million shares were transferred to an offshore lender as a result of a pledge of shares and options agreement entered into with BNC;

•	5,6 million shares were used to settle a loan of R25 million; and

•	310 000 JCI shares were transferred into the Western Areas Share Incentive Trust trading account held at a stockbroker.

Base Claims(1) have been asserted against both BNC and Investage for the defalcation associated with the funding of the ‘underwriting loans’, R90 million against BNC and R54,1 million against Investage (refer 2.3 below). A further R10,2 million base claim is asserted against CMMS (refer 2.3 below).

2.2	The Scrip Lending Agreements (“SLAs”) with Kemonshey and Notable

Two SLA’s with several addenda to each, were entered into between RGE (and sometimes Randgold Resources (Holdings) Limited (“RR(H)”) (a subsidiary of RGE) with Gibraltar-registered Kemonshey Holdings (Pty) Limited (“Kemonshey”) and with Australia-registered Notable Holdings (Pty) Limited (“Notable”).

The SLAs were both signed by John Stratton, a director of JCI, who claimed to be acting as agent for both Charles Cornwall on the Kemonshey SLA and for R B Kebble on the Notable SLA. R A R Kebble signed for both RGE and RR(H).

The Kemonshey SLA was the mechanism used to conceal the misappropriation of 952 481 RRL shares in 2002, and the Notable SLA to conceal the misappropriation of 3 000 000 DRD shares in 2000 (refer 2.1 above).

In terms of relevant International Accounting Standards, shares lent in terms of SLAs, where the economic benefits and rights remain vested in the lender, are not derecognised as assets of the lender. Accordingly the misappropriated shares used to fund BNC’s and Investage’s ‘underwriting loan’ commitments, as described in 2.1 above, were lent without the necessity for derecognition as assets in the books and records of RGE.

In addition to the concealment of the misappropriated listed investments by using SLAs, the settlement shares were varied by way of addenda to the SLAs, being:

•	3,3 million Western Areas shares instead of 952 481 RRL shares; and
•	660 000 Western Areas shares plus cash of R27 million instead of the 3 000 000 DRD shares.

These varied settlement shares and cash were never delivered nor paid and were fictitious and yet were brought to account as listed investments and an unimpaired loan receivable, replacing the misappropriated shares in the books and records of RGE in 2003 and 2004. These fictitious assets were finally derecognised as at 31 December 2005.

2.3	Shareholding in RRL shares

RRL is listed on the London Stock Exchange and on the Nasdaq National Market in the United States of America. RGE’s wholly-owned subsidiary RR(H), a public company registered in the Channel Islands, had a significant stake in RRL. This was disclosed in the audited group financial statements of RGE for the year ended 31 December 2003 as being 21 570 000 post-split RRL shares (10 785 000 RRL shares pre-split), an equity stake of 36,86% with a fair value of approximately R2 billion.

Between April 2002 and August 2005, 10 692 481 RRL shares (on a combined pre and post share split basis) were sold with net proceeds of R1,1 billion, repatriated to South Africa.

1 “Base Claim” means that the claim is based on the value of the asset at the time of the defalcation or misappropriation and does not include any subsequent increase in the value of the asset or interest payable.

Of these, only 1 000 000 shares were sold with proper RR(H) Board approval with the proceeds of R125,7 million credited directly to RGE’s bank account. The remaining 9 692 481 RRL shares were sold without Board approval with net proceeds of R951,5 million, of which only R292,8 million was credited to the beneficial owner, RGE.

The true situation was that RGE had:

•	an indirect investment in 4 000 000 RRL (post-split) shares as at 31 December 2005;
•	8 650 000 RRL (post-split) shares as at 31 December 2004 (previous disclosure 18 358 000);
•	10 460 000 RRL (pre-split) shares as at 31 December 2003 (previous disclosure 10 785 000);
•	12 360 000 RRL (pre-split) shares as at 31 December 2002 (previous disclosure 13 312 481).

On a post-split basis, RGE/RR(H) did not receive any benefit from the sale of 6 152 962 RRL shares and a base claim totalling R658,7 million has been computed against the following counterparties:

       R

•	Investage	54 115 233
•	CMMS (indirectly)	10 211 008
•	CMMS (directly)	384 663 825
•	Alibiprops 13 (Pty) Limited	209 753 104
658 743 170

An additional base claim exists against JCI for R222 million for 5 460 000 RRL shares “borrowed” by JCI and scrip lent to a foreign bank to secure a loan of R222 million.

As at 31 December 2005 RGE derecognised the 5 460 000 RRL shares “borrowed” by JCI and on lent to the foreign bank and a further 900 000 RRL shares purportedly held by an individual, presumably off-shore. Efforts are being made to recover the 900 000 RRL shares held by the individual.

RGE disclosed in its most recent SEC schedule 13G/A Filing that it holds 4 000 000 RRL (post-split) shares, being the shares pledged to Societe Generale, Johannesburg Branch as at that date.

The 4 000 000 RRL pledged shares were sold on 19 January 2006 by the foreign bank with the proceeds applied against borrowings. The market value of these shares at this date was R412 million and is deemed recoverable from JCI.

As at the date of this report the RGE group recognises no investment in RRL shares but is in the process of asserting base claims of R1,3 billion against the counterparties set out above and recovering the 900 000 shares. Of these base claims, R394,9 million will be made against CMMS and R634 million against JCI.

2.4	The Phikoloso Transaction

The investigation demonstrated that the transaction ostensibly structured to secure a Black Economic Empowerment (“BEE”) shareholding of some 19% in RGE by Phikoloso Mining (Pty) Limited (“Phikiloso”), was in fact a mechanism to provide liquidity and personal gain for some former directors and company officials.

The methodology was to issue and list new RGE shares as a purchase consideration for a newly incorporated special purpose vehicle with substantially fictitious assets, and then to deal in such shares. 8 800 000 RGE shares with an approximate market value of R268 million were issued in return for a 100% stake in Viking Pony Properties 359 (Pty) Limited (“Viking”) which purportedly held a 75% stake in a BEE company, Kabusha Mining & Finance (Pty) Limited (“Kabusha”) and a direct investment in certain listed shares.

Prior to Viking’s incorporation, Kabusha had negotiated to acquire 23 000 000 shares in The Afrikander Lease Limited (“Aflease”) from Benoryn Investments (Pty) Limited (“Benoryn”) for R92 million, to be funded by JCI. The purchase consideration was to be paid in two tranches of R40 million and R52 million.

JCI did not meet its commitment to fund the first tranche and it would appear that the directors of Kabusha then agreed with the directors of RGE to “sell” 8 100 000 Aflease shares on the market to RGE, thereby securing a source of funding to pay the first tranche.

RGE settled and the Aflease shares were immediately transferred from RGE’s trading account to CMMS’s trading account, for no value. Kabusha regarded and recorded this as a secured loan from Viking. At no stage did RGE record this transaction as an investment in Aflease shares, in fact it recorded this cash outflow as an acquisition of mineral rights in Sierra Leone. The former financial director under the prior board of RGE confirmed to the external auditors of Kabusha that it held the 8 100 000 Aflease shares on Kabusha’s behalf, despite the fact that CMMS had “borrowed” these shares, as disclosed in the audited group financial statements of JCI for the year ended 31 March 2004. Whilst residing in the CMMS trading account, 2 000 000 shares were transferred in October 2004 to a trading account under the control of R B Kebble, with no value accruing to RGE. A base claim of R10,1 million has been asserted against CMMS in respect of these shares.

The JCI commitment to fund the second tranche of R52 million was also not met. By this stage the funding requirement for the Aflease shares had been “regularised” by way of a loan agreement for R92 million between Viking and Kabusha. JCI, in its audited consolidated annual financial statements for the year ended 31 March 2004, disclosed these same shares as “borrowed”. The R52 million second tranche was eventually settled, with interest, by JCI.

In a separate transaction purportedly with RGE, Kabusha, wanting to raise funds to meet costs associated with the default on the second tranche, again sold 1 675 000 Aflease shares on the market on 22 July 2004 to ensure settlement. These shares were actually bought by a related party using funding sourced from the sale of new RGE shares issued for Angolan diamond concessions (refer 2.6 below).

These shares, which Kabusha asserts as its property, were sold by the related party despite RGE confirming as at 31 December 2004 that CMMS was holding these shares on behalf of Kabusha. Kabusha continued to account for both the 8 100 000 and the 1 675 000 Aflease shares in its financial statements, resulting in RGE including these shares in its group financial statements as at 31 December 2004, when in fact these shares had been sold. In order to bolster Viking’s net asset value at the date of acquisition to justify the purchase consideration, fictitious investments in Aflease, Harmony Gold Mining Company Limited (“Harmony”) and Anglo American Platinum Corporation Limited (“Amplats”) had been created by way of false brokers notes. These non-existent shares were subsequently “sold” to RGE and the Harmony and Amplats shares were scrip lent to Bookmark Holdings (Pty) Limited (“Bookmark”) in a SLA to disguise their non-existence (refer 2.5 below).

At 31 December 2003 they were reflected as listed investments in the audited financial statements of RGE. They remained listed investments through 31 December 2004 and were finally derecognised as investments as at 31 December 2005. The non-existence of the Aflease shares was disguised by way of a fictituous stockbroker’s confirmation as at 31 December 2003 and by way of a legal agreement as at 31 December 2004. This investment was derecognised as at 31 December 2005.

2.5	Bookmark and the Scrip Lending Agreements (“SLAs”)

The fictitious Harmony and Amplats shares, reflected in Viking’s balance sheet and subsequently sold to RGE (refer to 2.4 above) and the “missing” RRL shares (refer 2.3 above), were the subject of two separate SLAs, the first between RGE and Bookmark and the second between RR(H) and Bookmark. A third SLA was also entered into between JCI and Bookmark, to allow Bookmark to provide RR(H) with security cover for the second SLA.

None of these SLA’s, signed by the former financial director of both RGE and JCI, on behalf of each of RGE, RR(H) and JCI, and by a director of Bookmark, were given effect to. The SLA’s were the mechanisms used to conceal fictitious shares and unauthorised sales, lendings and misappropriations of RRL shares. These transactions resulted in the incorrect reporting of listed investments in Harmony (315 000 shares at a cost value of R34,2 million), Amplats (235 000 shares at a cost value of R68,5 million) and in RRL (9,9 million shares with a fair value of R666,1 million) as at 31 December 2003. The Harmony and Amplats investments remained as assets of RGE as at 31 December 2004, with a fair value of R67,7 million in aggregate.

2.6	The Angolan Operations

Investment in various diamond mining projects in Angola were transformed into opportunities to issue and list new RGE shares, ostensibly to acquire equity stakes in Angolan concessions obtained by South African companies and then to misappropriate such shares for cash. 4 960 000 RGE shares were issued in respect of three separate projects and placed in a single trading account at a stockbroker. These shares, together with 200 000 RGE shares arising from an additional issue of 1 506 000 shares issued for mining equipment, were then sold for R86,2 million, which was placed in various third party bank accounts. Of these funds, R30,8 million was channeled into the personal bank account of RB Kebble and is the subject of a claim against his estate. The balance of 1 306 000 RGE shares were transferred to several trading accounts at various stockbrokers. 641 000 RGE shares were transferred to a CMMS trading account and a claim of R11,9 million will be asserted against CMMS.

3 854 000 shares were sold for R30,8 million that was channelled into the personal bank account of RB Kebble and is the subject of a claim against his estate. The balance of 1 306 000 RGE shares were transferred to several trading accounts at various stockbrokers. 641 000 RGE shares were transferred to a CMMS trading account and a claim of R11,9 million will be asserted against CMMS.

A further 1 492 000 RGE shares were issued for a fourth Angolan project and placed in a CMMS trading account at a stockbroker. The whereabouts of these shares and/or the proceeds of their sale was the subject of a separate forensic investigation. At this stage of the investigation a base claim of R27,6 million has been asserted against CMMS.

The issue and listing of the 7 598 000 RGE shares was improper.

The fictitious assets arising from these share issues, reported in aggregate as having a carrying value of R162 million as at 31 December 2004, have been fully impaired. Recoveries are being sought from the recipients of these shares.

2.7	Aflease Share Swap

In terms of a Share Swap Agreement dated 2 August 2004, it was agreed that Aflease would acquire 9 400 000 ordinary shares in RGE against the allotment and issue to RGE of 94 000 000 Aflease ordinary shares. This transaction was valued at approximately R125 million.

These shares were placed in a stockbroking trading account in the name of CMMS for no value, even though they were recorded as an asset of a wholly-owned subsidiary of RGE. Of the 94 000 000 shares received in the share swap, 2 599 614 Aflease shares were misappropriated and sold with none of the proceeds accruing to RGE. A base claim of R3,4 million has been asserted against CMMS in respect of these shares.

In the reviewed preliminary results for the year ended 31 December 2004 the then Directors of RGE asserted that RGE held 77 811 781 Aflease shares with a fair value of R139,3 million, when in fact RGE only held directly and indirectly 70 339 442 shares at a fair value of R125,9 million, an overstatement of R13,4 million.

2.8	Investment in Simmer & Jack Mines, Limited

Arising from the earlier sale of Transvaal Gold Mining Estates Limited (“TGME”), a loan agreement was entered into on 14 September 2000 between RGE (as lender) and Continental Goldfields (Pty) Limited (“CG”) (as borrower). John Stratton and Hennie Buitendag were directors of CG. By 10 July 2003, RGE’s loan to CG of R8,6 million had not been paid and interest charges had increased the debt to R13,8 million. CG had in the meantime sold TGME to Simmer & Jack Mines, Limited (“Simmer & Jack”) for 80 000 000 Simmer & Jack ordinary shares, valued at approximately R30 million, which shares were duly pledged to RGE as security for its loan.

After further negotiation, CG transferred 40 000 000 Simmer & Jack shares in certificated form to RGE in full and final settlement of the loan. The shares were then valued at approximately R8 million and interest of approximately R6 million was written off by RGE. RGE then released the balance of the shares held as security (i.e. 40 000 000 Simmer & Jack shares) back to CG.

On 28 December 2004, JCI/CMMS scrip lent, transferring all economic benefits to the borrower, a parcel of 100 000 000 Simmer & Jack shares to Lion Capital Group AG for R25,5 million. The parcel included the 40 000 000 Simmer & Jack shares registered in the name of RGE.

Of the sale proceeds, R5 million was lent to Simmer & Jack, with the balance of R20,5 million going to the CMMS trading account at Tlotlisa Securities (Pty) Limited (“T-Sec”) where it was used to top up CMMS’s collateral requirements related to other transactions.

RGE retained the 40 000 000 Simmer & Jack shares on its balance sheet at 31 December 2004, presumably asserting that they were the subject of a SLA with Top Gold AGmvK, wherein the economic benefits of the loan shares were retained by the lender. As these shares had in fact been “sold” by JCI/CMMS to Lion Capital by virtue of the transfer of all the economic rights in December 2004, RGE has asserted a claim against JCI/CMMS for 40 000 000 Simmer & Jack shares, being R10 million as at 31 December 2004, which amount has been subsequently settled.

Annexure 1

REPORT TO SHAREHOLDERS – Misappropriation of assets

Reference	Description	R’ million

2.1	3 000 000 DRD Gold Limited shares misappropriated to fund BNC’s/Investage’s
	“underwriting loans” to CAM	90,0
	– 500 000 DRD Gold Limited shares misappropriated	24,8
2.3	Sale of 6 152 962 RRL shares for which RGE received no benefit	658,7
	Investage	54,1
	CMMS (indirectly)	10,2
	CMMS (directly)	384,7
	Alibiprops 13 (Pty) Limited	209,7
2.3	5 460 000 RRL shares “borrowed” by JCI and on lent to a foreign bank. This base claim represents the gross proceeds advanced to JCI by the foreign

	bank under a scrip lending agreement	222,0
2.4	2 000 000 Aflease shares were transferred to a trading account under the control of RB Kebble, with no value accruing to RGE. A base claim will be

	asserted against CMMS	10,1
2.7	2 599 614 Aflease shares were transferred to trading accounts under the control of R B Kebble and G W Poole with no value accruing to RGE. A base claim will be asserted against CMMS as these shares were misappropriated

while under the custodianship of CMMS	3,4

Sub-total 1 009,0

2.3	4 000 000 RRL shares pledged as security for a scrip lending agreement with Societe Generale, market value of R421 million, deemed to be

recoverable from the JCI Group	412,0
TOTAL	1 421,0

Annexure 2

REPORT TO SHAREHOLDERS – Incorrect statements and reporting

		2004	2003
	Description	R’million	R’million
1.	Scrip lending agreement – RRL shares lent to an empowerment

entity. 9 890 500 shares

	@ market value of:	666,1
2.	Scrip lending agreement – Harmony shares lent to an

empowerment entity. 315 000 shares

	@ market value of:	16,3	34,2
3.	Scrip lending agreement – Amplats shares lent to an

empowerment entity. 235 000 shares

	@ market value of:	49,4	68,5
4.	Settlement shares in terms of Kemonshey scrip lending agreement recorded as an asset in RGE. 3 300 000 Western Areas shares

	@ market value of:	82,5	137,0
5.	Settlement shares and receivable in terms of Notable scrip lending agreement recorded as an asset in RGE. 660 000 Western Areas shares

	@ market value of:	16,5	27,0
	and R27 million cash	27,0	27,0
6.	Share swap between RGE and Slipknot Investments 203 (Pty) Limited.

500 000 DRDGold for 14 000 00 JCI

	@ market value of:	3,8
7.	7 300 000 Aflease shares in Viking Pony, alleged to have been acquired by way of a broker’s note and disguised in a legal agreement as

	being the property of RGE	13,1	23,7
8.	Issue of 8 800 000 RGE shares for acquisition of a 100% stake in Viking
	Pony, derecognition of shares at cost and loan receivable		133,0
9.	Issue of RGE shares for equity stakes in Diamond concession holders in

Angolan projects, subsequently misappropriated. Derecognition of

	investments and mining equipment arising	162,0
10.	40 000 000 Simmer & Jack shares recorded as an asset under a scrip
	lending agreement when in fact they had been sold	10,0
11.	Failure to disclose related party loan of 5 460 000 RRL shares to JCI to scrip lend in return for a loan

	@ market value of:	367,7
12.	Failure to disclose 6 650 000 RRL shares pledged to a foreign bank on

	behalf of a related party’s scrip lending agreement	447,9
13.	Failure to disclose related party loan receivable from CMMS	87,6 83,3
14.	Disclosure of 660 000 Western Areas shares held as security in
	respect of a deferred payment of shares sold		27,4
	TOTAL	1 949,9	561,1

Annexure 2.1

REPORT TO SHAREHOLDERS – Incorrect statements and reporting 2004

Listed investments

	Restated 2004 number of shares	Reviewed preliminary 2004 number of shares	Difference number of shares	2004 R’000	Reviewed preliminary 2004 R’000	Difference 2004 R’000
• Aflease	53 049 442	77 811 781	24 762 339	94 959	139 283	(44 324)
• Amplats	-	235 000	235 000	-	49 350	(49 350)
• Harmony Gold	-	315 000	315 000	-	16 301	(16 301)
• JCI – Ordinarys	37 560 613	51 560 613	14 000 000	10 141	13 921	(3 780)
• Simmer & Jack	-	40 000 000	40 000 000	-	9 600	(9 600)
• Western Areas	5 361 613	9 816 613	4 455 000	134 040	245 415	(111 375)
TOTAL				239 140	473 870	(234 730)

Property, plant and equipment

	Provisional 2004 R’000	Reviewed Preliminary 2004 R’000	Difference R’000
• 7 958 000 Randgold shares with a listing value of R162 million, were issued to acquire various Angolan diamond concessions and related equipment capitalised under this asset caption, were then misappropriated	-	161 965	(161 965)
TOTAL	239 140	635 835	(396 695)

Annexure 2.2

REPORT TO SHAREHOLDERS – Incorrect statements and reporting 2003

Listed investments

	Restated 2003 number of shares	Audited 2003 number of shares	Difference number of shares	Restated 2003 R’000	Audited 2003 R’000	Difference 2003 R’000
• Aflease - Direct	-	7 300 000	(7 300 000)	-	23 724	(23 724)
- Indirect	-	23 000 000	(23 000 000)	-	73 308	(73 308)
- Recognised	8 100 000	-	8 100 000	26 235	-	26 235
• Amplats	-	235 000	(235 000)	-	68 503	(68 503)
• DRD	-	500 000	(500 000)	-	10 300	(10 300)
• Harmony	-	315 000	315 000	-	34 177	(34 177)
• Western Areas	82 500	4 042 500	(3 960 000)	3 424	167 765	(164 341)
Sub-total				28 749	377 777	(348 028)

Property, mineral rights and prospecting permits

	Restated 2003 R’000	Audited 2003 R’000	Difference R’000
• Mining Rights	-	39 908	(39 908)

Interest in subsidiaries

	Restated 2003 R’000	Audited 2003 R’000	Difference R’000
• Shares at cost – Viking Pony	-	13 300	(13 300)
• Amounts due by Viking Pony	-	119 684	(119 684)
Sub-Total	-	132 984	(132 984)
TOTAL	29 749	550 669	(520 920)

Appendix 2

REPORT TO SHAREHOLDERS IN RESPECT OF THE MEDIATION PROCESS

1.

On 7 April 2006, Randgold & Exploration Company Limited (“Randgold”) and JCI Limited (“JCI”) concluded a written agreement (“the agreement”) to regulate the respective claims of each of Randgold and JCI and their subsidiaries and associated companies and to provide for a forum for the determination thereof.

2

The agreement envisages in the first instance, a mediation process aimed at resolving the claims of the respective companies and their subsidiary and associated companies and, failing this, a compulsory arbitration.

3.	The agreement contemplates the following:
(a)

Within 30 days of each of Randgold and JCI being handed each other’s Forensic Investigative Reports (which were conducted into the affairs of each company), both Randgold and JCI are required to formulate and exchange a statement of all and any claims which each company asserts exist against the other.

(b)	Following the exchange of the Statements of Claims, each of Randgold and JCI are afforded a further 21 (twenty-one) days to deliver their Statements of Defence to each other’s claims.

(c)	Within 14 (fourteen) days of an exchange of the Statements of Defence, replies to each other’s

Statements of Claim are to be exchanged, if any.

(d)

After the expiration of the above time periods, a panel of Mediators is required to mediate the disputes between the two companies as far as is possible, and to make recommendations in regard to how each company’s claims should be resolved.

(e)

The Mediators are required to make their recommendations as soon as possible, but within no more than 30 (thirty) days following the commencement of the formal mediation or such longer period as the Mediators may reasonably require. (The process is aimed at obtaining an expeditious resolution of the respective companies’ claims and defences).

(f)

Subsequent to the Mediators furnishing to Randgold and JCI their recommendations in regard to their suggestions as to how each company’s claims should be resolved, each of Randgold and JCI are obliged:

(i)	within 40 (forty) days of receiving the Mediators’ recommendations, to convene general meetings of their shareholders, at which meetings:

1.	the Mediators’ recommendations shall be tabled before each company’s shareholders;
2.	the shareholders of each company shall be called upon to vote in favour of or against the

Mediators’ recommendations; should both the shareholders of Randgold and JCI vote in favour of the Mediators’ recommendations, both Randgold and JCI will be bound by the decisions of the Mediators;

3.

should either or both of the shareholders of Randgold and JCI not endorse the Mediators’ recommendations, the claims and defences of each company, shall be submitted to formal arbitration to be adjudicated upon by Mr Peter Solomon SC.

4.	The decision of the Arbitrator, shall be final and binding on the parties, however, it shall be subject to the normal rights of appeal.

(g)	The arbitration, if necessary, is to be conducted in accordance with the expedited rules of the Arbitration Foundation of South Africa.

4.	The agreement contemplates further that:

(a)	a reference to Randgold incorporates a reference to Randgold’s subsidiaries or associated companies, whether Randgold has a direct or indirect interest therein;

(b)	a reference to JCI incorporates a reference to JCI’s subsidiaries or associated companies, whether

JCI has a direct or indirect interest therein;

(c)	an award against Randgold, a Randgold subsidiary or associated company thereof (whether direct or indirect), shall bind Randgold; and

(d)	an award against JCI, a JCI subsidiary or associated company thereof (whether direct or indirect),

shall bind JCI.

5.	The reports of each of Randgold and JCI’s forensic teams will be exchanged, whereafter the process for exchanging Statements of Claim will commence.

6.	The panel of Mediators tasked with handling the mediation process comprises:

(a) Schalk Burger SC;

(b) Charles Nupen; and

(c) Professor Harvey Weiner.

Randgold & Exploration Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1992/005642/06)

Share code: RNG ISIN: ZAE000008819 (Suspended)

NASDAQ trading symbol: RANGY (Delisted)

ADR ticker symbol: RNG

(“Randgold” or “the Company”)

FORM OF PROXY

Only for use by shareholders of Randgold in certificated or dematerialised “own-name” form.

Other dematerialised shareholders must notify their CSDP or broker of their intention to attend the General Meeting to be held in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg on Friday, 30 June 2006, at 15h00, in order that their CSDP or broker may issue them with the necessary authorisation to attend, or to inform their CSDP or broker that they do not wish to attend the meeting in person.

I/We (BLOCK LETTERS)

of (BLOCK LETTERS)

being a member/s of the Company, and holding _______________________________shares, hereby appoint

or

or failing her/him, the Chairman of the meeting as my/our proxy, to represent me/us and to attend on my/our behalf at the meeting of the Company to be held on Friday, 30 June 2006, at 15h00 or at any adjournment thereof, for the purposes of informing shareholders of the circumstances and events, insofar as they could be ascertained, which gave rise to:

1.	The suspension of the listing of the Company’s ordinary shares on JSE Limited on 1 August 2005.
2	The delisting of the Company’s securities from the Nasdaq National Market on 21 September 2005.
3.	The restructuring of the board of the Company on 24 August 2005.
4.	The resignation of Messrs Charles Orbach & Company as the auditors of the Company and the appointment of

KPMG Inc.

5.	The forensic audit that was undertaken by Umbono Financial Advisory Services (Pty) Limited and the results of the investigation.

6.	The recovery of Company assets from individuals and other entities.
7.	The terms of the proposed mediation process between Randgold and JCI Limited.

Any member of the Company entitled to attend and speak at the meeting may appoint a proxy or proxies to attend and speak in his/her stead. A proxy need not be a member of the Company.

Signed at ____________________________________on____________________________________ 2006

Signature

(Name in BLOCK LETTERS)

Assisted by me

Full name(s) of signatory/ies if signing in a representative capacity

Please read the instructions appearing on the reverse hereof.

Instructions for signing and lodging this form of proxy:

1.	A Randgold shareholder may insert the name of a proxy or the names of two alternative proxies of the

Randgold shareholder’s choice in the space/s provided, with or without deleting “the Chairman of the meeting”. Any deletions must be initialled by the Randgold shareholder concerned.

The person whose name appears first on this form of proxy and who is present at the General Meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2.	The date must be filled in on this form of proxy when it is signed.

3.

Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the South African Transfer Secretaries or the United Kingdom Registrars or waived by the Chairman of the meeting of Randgold shareholders.

4.	Any alterations or corrections made to this form of proxy must be initialled by the shareholder concerned.

5.

A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the South African Transfer Secretaries or the United Kingdom Registrars.

6.	Forms of proxy must be received by the South African Transfer Secretaries, Computershare Investor

Services 2004 (Pty) Limited at 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown

2107) or the United Kingdom Registrars, Capita Registrars, The Registry, 34 Beckenham Road,

Beckenham, Kent, BR3 4TU by no later than 15h00 on Wednesday, 28 June 2006.

7.	The Chairman of the General Meeting may accept or reject any form of proxy, in the Chairman’s absolute discretion, that is completed, other than in accordance with these instructions.

8.	If required, additional forms of proxy are available from the South African Transfer Secretaries or the

United Kingdom Registrars, and the Company’s website www.randgold.co.za.

9.	American Depository Receipt holders will receive a form of proxy generated by the Company’s Depository

Bank, The Bank of New York.

10.	Dematerialised shareholders of Randgold, other than by own name registration, must NOT complete this form of proxy and must provide their CSDP or broker of their instructions in terms of the custody agreement entered into between such shareholders and their CSDP or broker.

Randgold & Exploration Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1992/005642/06)

Share code: RNG ISIN: ZAE000008819 (Suspended)

NASDAQ trading symbol: RANGY (Delisted)

ADR ticker symbol: RNG

(“Randgold” or “the Company”)

NOMINATION FORM FOR APPOINTMENT AS A DIRECTOR OF RANDGOLD

I/We representing

being a member of Randgold, and the holder of shares

hereby nominate

of (address)

to be considered by the shareholders of the Company for appointment as a director of the Company at the forthcoming Annual General Meeting.

Signed

Date

I Mr/Ms/Mrs

Identity Number

Hereby consent to being proposed for nomination as a director of Randgold. I further state that, if this nomination is approved by the shareholders at the forthcoming Annual General Meeting, I agree to be appointed as a director of Randgold.

Signed (Nominee)

Date 2006

Please Note

For nominations to be considered by the board of directors for submission to the shareholders of the Company the following information needs to be submitted together with this document.

1. A detailed Curriculum Vitae of the nominee (including a detailed list of directorships).

2. A certified copy of the nominee’s identity document.

3. E-mail address, telephone numbers, residential address and business address.

The names of candidates who meet the criteria for appointment to the board of directors, as set out in the Board Charter approved and adopted by the Board on 24 June 2004, will be included in the notice convening the forthcoming Annual General Meeting. Shareholders will be requested to approve or reject the selected nominees at that meeting.